

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 17, 2016

Via E-mail
Will McGuire
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Suite 400
Sylmar, CA 91342

> **Re:**   **Second Sight Medical Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2016**
> **File No. 333-209113**

Dear Mr. McGuire:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

2.   Please provide us your analysis of how your disclosure satisfies the requirement in Regulation S-K Item 501(b)(2) to disclose the number of securities that you are offering. Include in your response specific citations to the authority on which you rely and an analysis of that authority. For guidance, see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation Question 227.02 available on the Commission's website.

What is the Rights Offering?, page 6

3.   Please revise your disclosure to clarify (1) when you will set the record date and (2) the length of time between the record date and the effective date of this registration statement. Also clarify the length of the "offering period;" for example, you could disclose the number of days between the effective date of this registration statement and the expiration date.

4.   Please provide us your analysis of how your disclosure of the offering price will satisfy the requirements of Securities Act Rule 430A(a)(3). Include in your response specific citations to the authority on which you rely and an analysis of that authority.

Indicated Subscription Exercises of Gregg Williams and of Easton Invest AG, page 33

5.   Please provide us your analysis of how the commitment to invest that you received from Gregg Williams and Easton Invest AG is consistent with Section 5 of the Securities Act. Include in your response specific citations to the authority on which you rely and an analysis of that authority.

Material U.S. Federal Income Tax Consequences …, page 56

6.   Please file the opinion that Regulation S-K Item 601(b)(8) requires regarding the tax consequences that you describe in your prospectus. See Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Incorporation by Reference, page 65

7.   To be eligible to incorporate disclosure by reference into a Form S-1 prospectus, a registrant must have filed its annual report required under Section 13(a) or 15(d) of the Exchange Act for its most recently completed fiscal year. See General Instruction VII.C to Form S-1. Because you have not yet filed your Form 10-K for the year ended December 31, 2015, please revise your prospectus accordingly.

Exhibit Index, page 73

8.   Please file the opinion that you identify as exhibit 5.1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Aaron A. Grunfeld
        Law Offices of Aaron A. Grunfeld & Associates